UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Changes to Board of Directors

This current report on Form 6-K was filed in connection with the changes to the board of directors (the “Board”) and management team of NaaS Technology Inc. (the “Company”). Mr. Guangming Ren (“Mr. Ren”) has resigned as an independent director of the Company, the chairperson of the audit committee, a member of the compensation committee and a member of the corporate governance and nominating committee for personal reasons, effective August 20, 2025. The resignation of Mr. Ren was not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The Company has appointed Mr. Wei Zhang (“Mr. Zhang”) to fill the vacancy created by the resignation of Mr. Ren as an independent director of the Company, the chairperson of the audit committee, a member of the compensation committee and a member of the corporate governance and nominating committee, effective August 20, 2025.

Mr. Zhang has nearly twenty years of academic and executive leadership experience encompassing education, technology, and finance. From September 2006 to February 2012, Mr. Zhang served as a Lecturer at Zhuhai College of Jilin University. He subsequently served as General Manager of Xi’an Xiyue Information Technology Co., Ltd. from March 2013 to January 2015. From January 2015 to April 2017, he was Senior Vice President of Quantong Education, a publicly listed company, where he managed significant operational and business development initiatives. Since March 2017, Mr. Zhang has served as Chairman of Cicada Technology (Xi'an) Co., Ltd., a technology company focused on digital innovation and growth strategies. Mr. Zhang received a bachelor's degree in Materials Science and Engineering from Jilin University in 2006, and a master's degrees in Computer Science and Technology from Jilin University in 2012. He obtained an EMBA degree from China Europe International Business School in 2018, and an EMBA degree in financial at the PBC School of Finance, Tsinghua University in 2024. He is currently a Ph.D. candidate in Computer Science at Xi'an Jiaotong University.

The Board has determined that Mr. Zhang is independent, pursuant to the definition of independence under Rule 5605(a)(2) of the Nasdaq Listing Rules, based on an evaluation of the relationships between the Company and Mr. Zhang. The Board has further determined that Mr. Zhang qualifies as an “audit committee financial expert” under Item 407(d)(5) of Regulation S-K of the Securities Exchange Act of 1934, as amended, and satisfies the financial sophistication requirements of Rule 5605(c)(2)(A) of the Nasdaq Listing Rules, based on his education, experience, and professional background.

The Company is pleased to welcome Mr. Zhang to the Board. Mr. Zhang’s in-depth experience and proven capabilities provides valuable perspective that complements the Company’s strategic priorities and reinforces its commitment to operational excellence over the long term. The Company also extends its sincere appreciation to Mr. Ren for his years of dedicated service and significant contributions to the Company.

Forward Looking Statements

The information in this Form 6-K includes statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this Form 6-K is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the COVID-19 pandemic and the effects of government and other measures that have been or will be taken in connection therewith; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate, and NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC.

Incorporation by Reference

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: August 21, 2025